February 11, 2010

Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Zions Bancorporation
Item 4.02 Form 8-K Filed January 25, 2010
File No. 1-12307

Dear Mr. West:

The following responds to your letter dated February 4, 2010 regarding your review of the above-referenced filing. As requested, we have keyed our response to your comment, which is repeated below.

Form 8-K Filed January 25, 2010

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

In your amended periodic report to file your restated financial statements describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

As appropriate, please amend your filings and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

Management Response:

We filed today our amended Form 10-Qs for the quarterly periods ended June 30, 2009 and September 30, 2009. In connection with these amended filings, management reassessed its original conclusion regarding the effectiveness of the Company’s disclosure controls and procedures. This reassessment was made as required by Item 307 of Regulation S-K.

As a result of this reassessment, Item 4. Controls and Procedures, in both of the amended Form 10-Qs was modified to describe (1) the reasons for the reevaluation of the effectiveness of the Company’s disclosure controls and procedures; (2) management’s identification of a material weakness and conclusion that such controls were not effective as of June 30, 2009 and September 30, 2009; and (3) management’s belief that the material weakness has been remediated.

The full text of Item 4. Controls and Procedures, as included in the amended Form 10-Qs, has been reproduced below for your convenience:

ITEM 4.                 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined  in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to the Company’s management, including the principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosures.

In connection with the presentation of the Form 10-Q, management, under the supervision and with the participation of the principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the fiscal quarter ended June 30, 2009 [September 30, 2009]. In this original evaluation, the principal executive officer and principal financial officer concluded that the design and operation of the Company’s disclosure controls and procedures were effective as of June 30, 2009 [September 30, 2009].

In connection with the revision to the financial statements as described in the Explanatory Note and Items 1 and 2 of this Amendment No. 1, management reevaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the fiscal quarter ended June 30, 2009 [September 30, 2009]. In connection therewith, management identified a material weakness in internal control over financial reporting. Management determined that the Company did not maintain effective controls over the process utilized to interpret the applicable accounting literature for computing and allocating the amount attributable to the beneficial conversion feature related to the subordinated debt modification. Management believes this control deficiency resulted in a misstatement of the net loss applicable to common shareholders and shareholders’ equity. As a result of this material weakness, management concluded that the Company’s disclosure controls were not effective as of June 30, 2009 [September 30, 2009].

In light of the material weakness described above, management revised its consolidated financial statements in this Form 10-Q/A as discussed previously to ensure that the computation and allocation of the beneficial conversion feature related to the debt modification was in conformity with the applicable accounting guidance. Management also believes that the consolidated financial statements included in this Form 10-Q/A were prepared in accordance with generally accepted accounting principles (GAAP) in all material respects.

While management had identified the appropriate accounting guidance and recognized that the terms of the debt modification included a beneficial conversion feature, management misinterpreted how to compute and allocate the amount attributable to this feature. Management does not routinely execute debt modifications with terms similar to this transaction and management believes that as a result of the process to reassess the accounting treatment, this material weakness has been remediated. Management will continue to assess the actions necessary to maintain effective controls over the process utilized to evaluate the accounting for complex transactions such as debt modifications.

Changes in Internal Control Over Financial Reporting

Other than as set forth in this Amendment No. 1, there have been no changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2009 [September 30, 2009], that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above adequately responds to the comment in your letter. We look forward to discussing our response and disclosures with you, if necessary, at your convenience.

Sincerely,

/s/ Doyle L. Arnold
Name: Doyle L. Arnold
Title: Vice Chairman and Chief Financial Officer